UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 13, 2026

Commission File Number: 001-40377

Valneva SE
(Exact name of Registrant as specified in its charter and translation of Registrant’s name into English)
France
(Jurisdiction of incorporation or organization)
Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache
69002 Lyon, France
Tel: +33 2 28 07 37 10
(Address of principal executive offices)
Thomas Lingelbach
Chief Executive Officer, Valneva SE

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On August 13, 2026, the Registrant announced its results from the six months ended June 30, 2026 including the report and unaudited interim condensed consolidated financial statements included in this Form 6-K. Additionally, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1. The information contained in this Form 6-K, but excluding the section entitled “Financial Outlook” in Exhibit 99.1, is hereby incorporated by reference into the registrant's Registration Statement on Form F-3 (File No. 333-286071).

Exhibits
Exhibit 99.1	Press Release dated August 13, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Valneva SE (Registrant)

Date: August 13, 2026
Thomas Lingelbach
Chief Executive Officer and President

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

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Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
GENERAL INTRODUCTORY COMMENTS AND DISCLAIMER
In this interim financial report, unless stated otherwise, the terms “Company”, “Valneva” and “Group” refer to Valneva SE and its subsidiaries.
“Valneva,” the Valneva logo, “IXIARO,” “JESPECT,” “DUKORAL”, “IXCHIQ” and other trademarks or service marks of Valneva SE, its subsidiaries or any of its business partners appearing in this Half-Year Financial Report are the property of Valneva, its subsidiaries, or its business partners, as applicable. Solely for convenience, the trademarks, service marks and trade names referred to in this Half-Year Financial Report are listed without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their right thereto. All other trademarks, trade names and service marks appearing in this Half-Year Financial Report are the property of their respective owners. Valneva does not intend to use or display other companies’ trademarks and trade names to imply any relationship with, or endorsement or sponsorship of Valneva by, any other companies.
This interim financial report contains forward-looking statements about the Company’s targets and forecasts, especially in chapter “I.4 Operational and Strategic Outlook 2026”. Such statements are based on data, assumptions and estimates that the Company considers reasonable.
All forward-looking statements in this interim financial report are subject to change or adjustments as a result of uncertainties inherent in all research and development activities, as well as the economic, financial, competitive and regulatory environment. In addition, the Company’s business activities and its ability to meet its targets and forecasts may be affected if some of the risk factors described in chapter “I.5 Risk Factors” of this interim financial report, or any unexpected developments, arise.
Investors are urged to pay careful attention to the risk factors set forth in chapter “I.5 Risk Factors” of this interim report before making any investment decision. The risks presented in this interim report are those the Company considers to be the most significant for the second half of 2026 and are not all of the risks that the Company faces during this period or beyond. One or more of these risks may have an adverse effect on the Company’s activities, condition, the results of its operations or its targets and forecasts. Furthermore, other risks not yet identified or considered as significant by the Company could have the same adverse effects, and investors may lose all or part of their investment.
Forward-looking statements, targets and forecasts shown in this interim financial report may be affected by risks, either known or unknown uncertainties and other factors that may lead to the Company’s future results of operations, performance and achievements differing significantly from the stated or implied targets and forecasts. These factors may include changes in economic or trading conditions and regulations, as well as the factors set forth in chapter “I.5 Risk Factors” of this interim report as well as those risks and uncertainties discussed or identified in Valneva’s public filings with the “Autorité des Marchés Financiers" (AMF) in France, including those listed in the Company’s 2025 Universal Registration Document filed with the AMF on March 17, 2026, which is available on the websites of the Company and the AMF, and public filings and reports filed with the U.S. Securities and Exchange Commission (SEC), including the Company’s 2025 annual report on Form 20-F available on the SEC’s website.
References to Valneva’s website and social media accounts are included for information only and the content contained therein, or that can be accessed through, Valneva’s website and these social media accounts is not incorporated by reference into this report and does not constitute a part of this report.

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Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
I. MANAGEMENT REPORT
1 Overview
Valneva is a specialty vaccine company that develops, manufactures and commercializes prophylactic vaccines for infectious diseases addressing unmet medical needs. The Company takes a highly specialized and targeted approach, applying its deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions.
The Company has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines.
Revenues from Valneva’s commercial business help fuel the continued advancement of its vaccine development pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced tetravalent Shigella vaccine candidate as well as vaccine candidates against other global public health threats.
Valneva had around 620 employees across its operations in Austria, Sweden, the United Kingdom, France, Canada and the U.S as of June 30, 2026.
The Company’s clinical pipeline and commercial portfolio are summarized below:

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2 Operational Review
2.1 Vaccine Research & Development (R&D)
Valneva’s pipeline is composed of differentiated vaccine candidates at various stages of research and development. The Company aims to develop vaccine candidates that are either first-, best- or only-in-class and address unmet needs in infectious diseases.
Each of these assets either target diseases currently lacking a preventative or effective therapeutic treatment option or may have meaningful advantages compared to existing vaccine solutions or treatment options.
Valneva develops products towards marketing approval and commercialization either in-house, as illustrated by its chikungunya vaccine, or through strategic licensing or partnering, as illustrated by its collaborations with Pfizer for its Lyme disease vaccine candidate and with LimmaTech Biologics for its Shigella vaccine candidate.
Lyme Disease Vaccine Candidate – LB6V (formerly VLA15)
Overview of Lyme Disease
Lyme disease is a systemic infection caused by Borrelia burgdorferi bacteria transmitted to humans by infected Ixodes ticks1. It is considered the most common vector-borne illness in the Northern Hemisphere2.
While the true incidence of Lyme disease is unknown, it is estimated to annually affect approximately 476,000 people in the United States and at least a further 132,000 people in Europe3,4. Research suggests that Lyme disease cases may rise 92% by 2100 in the U.S. due to climate change5. Although most patients recover from Lyme disease, 10-20% have persistent symptoms, which for some are chronic and disabling. Studies indicate that Lyme disease costs up to approximately $1.3 billion each year in direct medical costs in the U.S. alone6.
The medical need for vaccination against Lyme disease is steadily increasing as the geographic footprint of the disease widens7.
LB6V Vaccine Candidate
Valneva and its partner, Pfizer, are developing LB6V as an investigational vaccine against Borrelia, the bacterium that causes Lyme disease. LB6V is a recombinant protein vaccine candidate that targets six serotypes of Borrelia representing the most common serotypes found in North America and Europe.
In March 2026, Valneva and Pfizer announced topline results from the Phase 3 “Vaccine Against Lyme for Outdoor Recreationists” (VALOR) trial (NCT05477524) investigating the efficacy, safety, and immunogenicity of
LB6V in 9,437 participants five years of age and older. Since then, Pfizer has been engaging with regulatory authorities to align on potential pathways to licensure and has expressed optimism regarding the vaccine candidate's regulatory approval prospects8. Regulatory decisions are expected in the twelve months9.
VALOR participants in highly endemic regions in North America and Europe.received three doses of LB6V or a saline placebo (1:1 ratio) within the first year, and one booster dose approximately one year after completion of the first three doses, as part of the primary immunization. They were monitored for the occurrence of Lyme disease cases until the end of 2025. LB6V demonstrated more than 70% efficacy in preventing Lyme disease. The investigational vaccine candidate was well tolerated with no safety concerns identified. Fewer than anticipated Lyme disease cases were accrued over the study period, and the pre-determined statistical criterion (95% confidence interval lower bound >20) was not met in the first pre-specified analysis (primary endpoint). Given the clinically meaningful efficacy and the fact that the 95% confidence interval lower bound was above 20 in the second pre-specified analysis,.
Valneva had previously reported results of three Phase 2 clinical trials of LB6V in 1,030 healthy adults and children, which demonstrated the generation of high titers of antibodies against all six serotypes.
LB6V Collaboration and Licensing Agreement with Pfizer
In April 2020, Valneva announced a collaboration with Pfizer for late clinical development and commercialization of LB6V10. Valneva received a $130 million upfront payment upon signing. The Company also received milestone payments of $10 million and $25 million from Pfizer following initiation of the Phase 2 and Phase 3 studies, respectively. In June 2022, the terms of this agreement were updated, and Pfizer invested €90.5 ($95) million in Valneva as part of an Equity Subscription Agreement. As per the updated terms, Pfizer committed to fund 60% of the remaining shared development costs. Subject to LB6V approval, Valneva will receive tiered royalties ranging from 14% to 22%, which will be complemented by up to $100 million in milestones payable to the Company based on cumulative sales. The remaining early commercialization milestones were unchanged, which total an aggregate of $143 million.
The program was granted Fast Track designation by the FDA in July 201711.

1 Stanek et al. 2012, The Lancet 379:461–473
2 Gern L, Falco RC. Lyme disease. Rev Sci Tech. 2000 Apr;19(1):121-35
3 Burn L, et al. Incidence of Lyme Borreliosis in Europe from National Surveillance Systems (2005–2020). April 2023. Vector Borne and Zoonotic Diseases. 23(4): 156–171.
4 Kugeler KJ, et al. Estimating the frequency of Lyme disease diagnoses—United States, 2010-2018. February 2021. Emergency Infectious Disease. 27(2).
5 Lyme disease cases may rise 92 per cent in US due to climate change
6 Lyme Disease Costs Up to $1.3 Billion Per Year to Treat, Study Finds
7 Center for Disease Control and Prevention. Lyme Disease. Data and Surveillance. April 2021. Available at: https://www.cdc.gov/lyme/datasurveillance/index.html?CDC_AA_refVal=https%3A%2F%2Fwww.cdc.gov%2Flyme%2Fstats%2Findex.html Accessed July 2022.
8 https://s206.q4cdn.com/795948973/files/doc_events/2026/Jun/08/PFE-USQ_Transcript_2026-06-08.pdf
9 https://s206.q4cdn.com/795948973/files/doc_financials/2026/q2/Q2-2026-Earnings-Charts-FINAL.pdf
10 Valneva and Pfizer Announce Collaboration to Co-Develop and Commercialize Lyme Disease Vaccine, VLA15
11 Valneva Receives FDA Fast Track Designation for its Lyme Disease Vaccine Candidate VLA15

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Unaudited interim condensed consolidated financial statements as at June 30, 2026
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VLA1553 / IXCHIQ—Our vaccine targeting the chikungunya virus
Overview of Chikungunya
Chikungunya is a mosquito-borne virus and a major public health threat in tropical and subtropical regions. It frequently causes large outbreaks with high attack rates, infecting up to 75% of populations in affected areas and generating significant economic impact. Between 2013 and 2023, more than 3.7 million cases were reported in the Americas, though the true burden is likely far higher due to underreporting—estimated at up to five fold—driven by diagnostic challenges and limited healthcare access. It is estimated that the global market for a chikungunya vaccine, including travel and endemic markets, will exceed $500 million annually by 2032.
The disease typically presents with sudden fever, rash, muscle pain, and often severe, debilitating joint pain. While mortality is low (<1%), 72–92% of infections are symptomatic, and chronic joint pain can persist for months or years, leading to substantial long-term disability and reduced quality of life.
Chikungunya is highly transmissible and has spread globally through travel and expanding mosquito habitats. Notably, the tiger mosquito—now established in parts of Europe and the United States—has enabled local outbreaks in previously unaffected regions. Climate change, low population immunity, and the adaptation of the virus to additional mosquito species are accelerating its spread.
In 2025, outbreaks were reported across multiple countries, with new locally acquired cases identified in cities such as Paris and New York. Brazil and India remain among the most affected countries. Without vaccination, the virus is expected to continue expanding geographically.
Currently, treatment is limited to symptom management, primarily with anti-inflammatory drugs. While vaccines such as IXCHIQ are available in some countries, prevention elsewhere relies largely on mosquito avoidance and control, which has proven difficult to sustain.
VLA1553 / IXCHIQ Vaccine
IXCHIQ is a live-attenuated chikungunya vaccine based on the East, Central, and Southern African strain which has spread across the Indian Ocean. It is cross-reactive with other strains, meaning that it is designed to protect against those as well, including the strain of Asian lineage which is rapidly spreading across the Americas as observed in pre-clinical studies. Additionally, given that Valneva has engineered IXCHIQ as a live-attenuated vaccine, the Company believes it may confer life-long immunity.
Several post-marketing commitment activities for IXCHIQ are ongoing. These include the ongoing Pilot Vaccination Strategy (PVS) in Brazil. This is the first large-scale public vaccination campaign using IXCHIQ in a real-world setting, conducted by the Brazilian Ministry of Health with support from Valneva and its local partner, Instituto Butantan. Approximately 50,000 adults, aged 18 to 59 years, have already been vaccinated as part of this campaign. The PVS will serve as the basis for current and planned post-marketing Phase 4 studies evaluating the effectiveness and safety of IXCHIQ to generate real-world evidence in larger and more specialized populations.
Post-marketing commitment activities also include the VLA1553-402 observational effectiveness study, the VLA1553-403 pregnancy surveillance and the VLA1553-406 prospective safety cohort study. Valneva is also participating as part of a European consortium with grant funding to evaluate IXCHIQ vaccination in healthy and HIV infected volunteers in Africa.
The antibody persistence study VLA1553-303 remains ongoing and on track to report seroresponse rates in individuals five years after receiving a single IXCHIQ vaccination later this year. As previously reported, participants in this study maintained a 95% seroresponse rate four years post-IXCHIQ vaccination.
Valneva conducted several Phase 3 trials:
The VLA1553-301 pivotal trial showed that a single dose achieved seroconversion in 98.9% of participants (n=4,115), at Day 28, exceeding the success criteria agreed with the FDA for this trial. Immunity remained high at six months (96.3%). The vaccine showed strong immunogenicity and was well tolerated, with mostly mild, short-lived adverse events. Safety findings were consistent across all age groups, including adults ≥65 years of age.
The VLA1553-302 lot consistency trial (n=408) showed that three manufacturing lots produced equivalent immune responses and similar safety profiles, confirming manufacturing consistency.
The VLA1553-303 antibody persistence trial showed durable immunity, with 95–99% of participants maintaining protective antibody levels up to 48 months post-vaccination. No new safety concerns emerged.
The Company also conducted a Phase 2 trial (VLA1553-221) in children 1–11 years of age, which demonstrated strong immunogenicity and good tolerability for both full and half doses, with the full dose providing a stronger response. Safety was consistent with older age groups, supporting future Phase 3 evaluation in children.
Details on the countries/regions where the product is approved can be found in the Commercial Products section on page 7 of this report.

Shigella Vaccine Candidate – S4V2
Overview of Shigellosis
Shigellosis is the second leading cause of fatal diarrheal disease worldwide. It is estimated that up to 165 million cases of disease and an estimated 600,000 deaths are attributed to Shigella each year12, particularly among children in LMICs. No approved Shigella vaccine is currently available outside of Russia or China, where two vaccines exist for limited use. The development of Shigella vaccines has been identified as a priority by the World Health Organization (WHO)13. The global market for a vaccine against Shigella is estimated to exceed $500 million annually14.
S4V2 Vaccine Candidate
In August 2024, Valneva entered into an exclusive licensing agreement with LimmaTech Biologics AG for the development, manufacturing and commercialization of Shigella4V (S4V2), the world’s most clinically advanced tetravalent vaccine candidate against shigellosis15.
12 Shigellosis | CDC Yellow Book 2024
13 Immunization, Vaccines and Biologicals (who.int)
14 Valneva’s Initial internal assessment
15https://valneva.com/press-release/valneva-and-limmatech-enter-into-a-strategic-partnership-to-accelerate-the-development-of-the-worlds-most-clinically-advanced-tetravalent-shigella-vaccine-candidate/?lang=fr

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At the time the collaboration was established, LimmaTech had already reported positive interim Phase 1/2 data for the S4V2 vaccine candidate16, including a favorable safety and tolerability profile as well as robust data on immunogenicity against the four most common pathogenic Shigella serotypes, S. flexneri 2a, 3a, 6, and S. sonnei. The results of the completed Phase 1/2 study confirmed the interim data.
Two Phase 2 clinical studies of S4V2, sponsored by LimmaTech Biologics AG, are ongoing. In November 2024, Valneva and LimmaTech announced the launch of a parallel-group, randomized, double-blind, multicenter, placebo-controlled Phase 2b controlled human infection model (CHIM) study to assess the safety, immunogenicity, and preliminary efficacy in approximately 120 healthy Shigella-naïve participants aged 18 to 50 at three sites in the United States. Additionally, in April 2025, the two companies announced the initiation of a Phase 2 infant safety and immunogenicity study in approximately 110 nine-month-old infants with the goal of identifying the best dose to be tested in a Phase 3 trial. Results from both studies are expected in the third quarter of 2026. Based on the outcome of these studies and its future R&D strategy, Valneva will determine the appropriate next steps, including whether to assume responsibility for the vaccine candidate's late-stage clinical development.
Pre-clinical Vaccine Candidates
In addition to its clinical-stage assets, Valneva’s portfolio includes several pre-clinical assets against disease targets that reflect the Company’s strategy of providing prophylactic solutions to significant diseases that lack a preventative and effective therapeutic treatment option.
Valneva’s two most advanced preclinical assets against EBV and Enterotoxigenic Escherichia coli (ETEC) are presented below. Additionally, the Company has initiated pre-clinical work on vaccine candidates against different enteric diseases.
VLA2112 - Epstein-Barr Virus (EBV) Vaccine Candidate
Epstein-Barr virus (EBV), also known as human herpesvirus 4, is a member of the herpes virus family. It is found all over the world and is one of the most common human viruses. Most people get infected with EBV by early adulthood. EBV spreads most commonly through bodily fluids, primarily saliva. EBV can cause infectious mononucleosis, also called mono, and is strongly associated with different cancers and multiple sclerosis.
Valneva’s EBV vaccine candidate, VLA2112, is based on adjuvanted, subunit viral glycoproteins to elicit high titers of EBV-neutralizing antibodies.
The selection of antigens that best neutralize infection of both epithelial cells and B cells was completed in 2023, and confirmatory pre-clinical research is ongoing.
Enterotoxigenic Escherichia Coli (ETEC) Vaccine Candidate
Valneva has started research work on a vaccine candidate against ETEC. In April 2026, the Company signed an exclusive licence agreement with Vestlandets Innovasjonsselskap (VIS), a leading Norwegian technology transfer office, to support the further development of ETEC vaccine technology.
The agreement provides a long-term pathway to advance a vaccine for travelers and for populations in low- and middle-income countries, where the disease burden is greatest.
ETEC is the most common cause of traveler’s diarrhea and a major cause of diarrhea in children in LMICs. There is currently no specific treatment or vaccine available against ETEC.
2.2 Commercial products
Valneva’s proprietary commercial portfolio is composed of three vaccines, IXIARO/JESPECT, DUKORAL, and IXCHIQ. These travel vaccines serve a wide range of potential travelers to countries where the diseases they prevent are endemic, from business and leisure travelers to government and military personnel traveling on behalf of their government. Valneva has also distributed selected third-party vaccines in countries where it operates its own marketing and sales infrastructure. In line with the Company’s strategy and prior communications, third-party distribution activities have decreased significantly following the expiration of its principal distribution agreement in 2025. Consequently, third party product sales decreased by €10.5 million or 91.6% to €1.0 million in the first half of 2026 and are expected to represent less than 5% of product sales by the end of the year.
Total product sales amounted to €64.0 million in the first half of 2026 compared to €91.0 million in the first half of 2025. The decrease was primarily attributable to the planned discontinuation of the majority of third-party sales, the expected phasing of product sales, including the timing of IXIARO® shipments to the U.S. DoD, the distributor transition in Germany as well as non-recurring outbreak-related sales of DUKORAL® and IXCHIQ® recorded during the first half of 2025 that did not repeat in 2026.
Japanese encephalitis vaccine (IXIARO/JESPECT)
IXIARO, or JESPECT in Australia and New Zealand, is a Vero cell culture-derived inactivated Japanese encephalitis vaccine and is the only Japanese encephalitis vaccine currently approved for use in the United States, Canada and Europe. IXIARO is indicated for active immunization against Japanese encephalitis in adults, adolescents, children and infants aged two months and older, and is a required vaccine for U.S. military personnel who are deployed to areas of risk for Japanese encephalitis. The pediatric indication of IXIARO was granted Orphan Drug designation by the FDA. Japanese encephalitis virus, or JEV, is spread by mosquitos and is the most important cause of viral encephalitis in Asia and the Western Pacific.
Sales of IXIARO/JESPECT sales were €44.0 million in the first half of 2026,compared with €54.7 million in the first half of 2025. The year-over-year comparison primarily reflects the transition to a new distributor in Germany in January 2026 as well as the product sales phasing, notably the timing of deliveries to the U.S. DoD. Deliveries under the contract signed in January 2025 continued during the period, and Valneva expects to make additional IXIARO deliveries to the DoD during the remainder of 2026, including under a new contract expected in the third quarter. Foreign currency fluctuations had an adverse impact of €1.5 million on IXIARO/JESPECT sales during the first half of 2026.

16 https://lmtbio.com/wp-content/uploads/2024/02/20240221_LimmaTech_Shigella-Interim-Data-PR_Final.pdf

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Cholera / ETEC17 vaccine (DUKORAL)
Valneva’s cholera vaccine DUKORAL is an oral vaccine indicated for the prevention of diarrhea caused by Vibrio cholera and/or heat labile toxin producing ETEC, the leading cause of travelers’ diarrhea. The vaccine contains four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances.
DUKORAL is authorized for use in the European Union and Australia to protect against cholera, and in Canada, Switzerland, New Zealand and Thailand to protect against cholera and ETEC. DUKORAL is indicated for adults and children from two years of age who will be visiting endemic areas.
Originally licensed in Sweden by SBL Vaccines in 1991, and subsequently in the European Union in 2004, DUKORAL was then prequalified by the WHO. Valneva acquired DUKORAL in 2015 from Janssen Pharmaceuticals as part of the Company’s strategic vision to extend its proprietary travel vaccine portfolio.
DUKORAL sales were €14.7 million In the first half of 2026 compared to €17.4 million in the first half of 2025. The prior-year period benefited from one-off sales associated with the supply of vaccine doses to Mayotte in response to a cholera outbreak. Sales in the first half of 2026 were also affected by the transition to a new distributor in Germany in January 2026. Existing inventory held by the previous distributor remained sufficient to meet market demand during the period, temporarily reducing product shipments, while the geopolitical situation continued to adversely affect travel. Deliveries under the new distribution arrangement are gradually resuming. Foreign currency fluctuations had an adverse impact of €0.4 million on DUKORAL sales during the first half of 2026.

Chikungunya vaccine (IXCHIQ)
Valneva’s chikungunya vaccine IXCHIQ is approved in Europe and Canada for the prevention of disease caused by CHIKV in individuals 12 years of age and older18 at high risk of acquiring chikungunya infection. It is also approved in the United Kingdom19 and Brazil for the prevention of disease caused by the chikungunya virus in individuals 18 to 59 years old.
In January 2026, Valneva decided to voluntarily withdraw the BLA and IND application for IXCHIQ in the U.S. after the FDA suspended the license for the vaccine in August 2025 in connection with serious adverse events, mostly in elderly people with severe medical conditions.
In early May 2026, the Brazilian Health Regulatory Agency (ANVISA) authorized Instituto Butantan to locally manufacture a version of Valneva’s chikungunya vaccine. With this authorization, the vaccine – developed in partnership with Valneva and supported by the Coalition for Epidemic Preparedness Innovations (CEPI) – is approved for use in Brazil in individuals aged 18 to 59 and can be incorporated into the Brazilian Unified Health System.
IXCHIQ sales were €4.4 million in the first half of of 2026, including first shipments of the vaccine’s drug substance to Instituto Butantan, compared with €7.5 million in the first half of 2025. The prior-year period benefited from sales in the U.S. as well as shipments to the French island of La Réunion in response to a chikungunya outbreak.
In light of the product uptake in travel, the Company is currently evaluating its future commercial strategy for IXCHIQ including a potential focus on endemic markets.
2.3 Other revenues / income
Other revenues, including revenues from collaborations, licensing and services, amounted to €1.8 million in the first half of 2026 compared to €6.5 million in the first half of 2025.
Other income amounted to €2.9 million in the first half of 2026 compared to €4.6 million in the first half of 2025.
2.4 Other Business Updates
Valneva Announced the Successful Completion of up to €84 million Reserved Offering
In April 2026, Valneva announced the successful completion of an €84 million reserved offering of new ordinary shares and warrants, including €37 million received upon closing and an aggregate of up to €47 million if all the warrants are exercised.
The Reserved Offering was led by existing investor Frazier Life Sciences, with participation by new investors TCGX, Deep Track Capital, Cormorant Asset Management, Perceptive Advisors, Vivo Capital, and Samsara BioCapital, as well as existing investor Nantahala.
The Company intends to use the net proceeds from the Reserved Offering, together with its existing cash, to advance its existing pipeline of differentiated vaccine candidates, maximize growth of its cash-generating commercial business and for working capital and general corporate purposes.
Nantes Métropole Announced Plans to acquire Valneva’s Saint-Herblain site
At the end of June 2026, Nantes Métropole announced during a municipal council meeting that it intends to acquire Valneva’s site in Saint-Herblain for €6.2 million. Valneva signed a preliminary sales agreement and the transaction is expected to be finalized in September 2026.
This follows Valneva’s announcement in late 2025 that the Company plans to concentrate its French operations at its Lyon location to streamline operations and improve efficiency in France, while centralizing all R&D activities at the Company’s site in Vienna.
Valneva Announced a New Restructuring Program to Further Reduce Operating Expenses
In May 2026, Valneva announced that, as part of the Company’s continued focus on diligent cash management, and following a consolidation in France in 2025, it had initiated a further restructuring plan designed to streamline its global business operations. This program intends to focus resources on Valneva’s base business and key strategic projects, including a reduction of its global
17 Indications differ by country - Please refer to Product / Prescribing Information (PI) / Medication Guide approved in your respective countries for complete information, incl. dosing, safety and age groups in which this vaccine is licensed, ETEC = Enterotoxigenic Escherichia coli (E. Coli) bacterium.
18https://valneva.com/press-release/valneva-receives-marketing-authorization-in-europe-for-the-worlds-first-chikungunya-vaccine-ixchiq/
19https://www.gov.uk/government/news/mhra-introduces-additional-restrictions-for-use-of-the-chikungunya-vaccine-ixchiq

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workforce by 10-15%. Together these initiatives are expected to generate positive P&L and cash flow impacts in the second half of 2026.
Valneva Announced the Appointment of Dr. Gerd Zettlmeissl as Chair of the Board of Directors and the Reappointment of Five Board Members
In June 2026, Dr. Gerd Zettlmeissl was appointed as chair of Valneva’s Board of Directors. He replaced Anne-Marie
Graffin, who chaired the Board for the past three years and who will continue as Vice-chair of the Board.
At the Company’s Annual General Meeting, shareholders also approved the reappointment of five Board members. Anne-Marie Graffin, James Sulat and Kathrin Jansen were reappointed for one-year terms, James Connolly for a two-year term, and Valneva’s Chief Executive Officer Thomas Lingelbach for a three-year term.

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Unaudited interim condensed consolidated financial statements as at June 30, 2026
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3 Financial Review
Half Year 2026 Financial Review (Unaudited, consolidated under IFRS)
KEY FINANCIAL INFORMATION

	Six months ended June 30,
in € thousand	2026	2025
Total Revenues	65,841	97,562
Product Sales	64,020	91,020
Profit/(loss) for the period	(63,276)	(20,818)
Adjusted EBITDA	(40,138)	(6,020)
Cash and cash equivalents	121,526	161,307
Revenues
Valneva’s total revenues were €65.8 million in the six months ended June 30, 2026 compared to €97.6 million for the same period in 2025. The decrease was primarily attributable to the planned discontinuation of third-party sales, the expected phasing of product sales, including the timing of shipments to the U.S. DoD, the distributor transition in Germany as well as non-recurring outbreak-related sales of DUKORAL and IXCHIQ recorded during the first half of 2025 that did not repeat in 2026.
Other revenues, including revenues from collaborations, licensing and services amounted to €1.8 million in the first half of 2026 compared to €6.5 million for the same period in 2025, which included revenues recognized under the exclusive license agreement with the Serum Institute of India for IXCHIQ, which was terminated in 2025.
Operating Result and Adjusted EBITDA
Costs of goods and services sold were €59.5 million in the first half of 2026, compared to €47.2 million in the first half of 2025. As a result, gross profit decreased to €6.3 million.
The decrease in gross profit was primarily driven by:
–lower sales and manufacturing volumes across the portfolio,
–adverse cost impacts related to IXCHIQ inventory provisions and third-party manufacturing and supply contract termination costs,
–higher idle manufacturing costs that were neither capitalized nor allocated to products.
As a result, product-level gross margin before unallocated costs decreased to €14.7 million in the first half of from €54.4 million million in the first half of 2025. Gross profit was further reduced by €9.4 million in unallocated manufacturing costs, including idle capacity and other costs not allocated to products, compared to €6.0 million in the first half of 2025.

€ in million	Six months ended June 30, 2026
(unaudited results, consolidated per IFRS)	IXIARO	DUKORAL	IXCHIQ	3PP	Total Products	Other/ Unallocated/ Services	Total
Product Sales	44.0	14.7	4.4	1.0	64.0		64.0
Cost Of Goods Sold	(19.2)	(11.1)	(18.3)	(0.8)	(49.3)	(9.4)	(58.7)
Gross Profit	24.8	3.6	(13.9)	0.2	14.7
Gross Profit / Product Sales	56.4%	24.7%	(315.1)%	16.8%	23.0%
Other Revenues	0.1				0.1	1.7	1.8
Cost Of Services						(0.8)	(0.8)
Total Cost Of Goods, Services						(10.2)	(59.5)
Gross Profit						(8.5)	6.3
Gross Profit/ Total Revenues							9.6%

10

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

€ in million	Six months ended June 30, 2025
(unaudited results, consolidated per IFRS)	IXIARO	DUKORAL	IXCHIQ	3PP	Total Products	Other/ Unallocated/ Services	Total
Product Sales	54.7	17.4	7.5	11.4	91.0		91.0
Cost Of Goods Sold	(18.9)	(8.2)	(2.5)	(7.0)	(36.6)	(6.0)	(42.5)
Gross Profit	35.8	9.2	5.0	4.5	54.4
Gross Profit / Product Sales	65.5%	52.9%	66.2%	39.1%	59.8%
Other Revenues			4.4		4.4	2.1	6.5
Cost Of Services			(0.4)		(0.4)	(4.3)	(4.6)
Total Cost Of Goods, Services						(10.2)	(47.2)
Gross Profit						(8.1)	50.4
Gross Profit/ Total Revenues							51.7%
IXIARO gross margin was 56.4% in the first half of 2026 compared to 65.5% in the first half of 2025. The decrease mainly reflects lower volumes and adverse changes in manufacturing costs, partly offset by a favorable average selling price and product/country mix effect. The prior year gross margin had benefited from a particularly high manufacturing volume and related cost absorption.

DUKORAL gross margin was 24.7% in the first half of 2026, compared to 52.9% in the first half of 2025 and 33.3% for the full year 2025. Gross profit decreased to €3.6 million from €9.2 million mainly due to lower volumes. In the first half of 2025, the production timing and the prior-year manufacturing shutdown resulted in favorable absorption and inventory valuation effects. By contrast, the first half of 2026 was adversely impacted by inventory valuation and revaluation effects, as well as higher failed batches.

Gross margin for IXCHIQ was negative, mostly impacted by one-time cancellation fees related to external manufacturing commitments of €9.7 million and a €4.5 million non-cash impairment of excess inventory, both resulting from lower than anticipated sales. The financial impacts reflects the Company’s decision to shift its commercial focus for chikungunya to endemic territories where the risk of chikungunya virus infections is highest.

Third-party product gross profit was €0.2 million in the first half of 2026, compared to €4.5 million in the first half of 2025. The decrease reflects the planned wind-down of third-party distribution activities.
Cost of services amounted to €0.8 million compared to €4.6 million in the first half of 2025. The decrease reflects the wind-down of third-party distribution activities.
Research and development expenses declined to €30.2 million in the first half of 2026, compared to €32.4 million for the same period in 2025. The decrease was largely attributable to the reprioritization and rescheduling of R&D activities.
Marketing and distribution expenses totaled €13.5 million in the first half of 2026, down significantly from €20.3 million in the first half of 2025. The decrease primarily reflects lower advertising and promotional expenses related to IXCHIQ as well as reduced personnel, warehousing and distribution costs.
General and administrative expenses decreased to €15.4 million in the first half of 2026 from €19.0 million in the same period of 2025. The reduction was primarily driven by lower personnel costs and savings in advisory and professional services.
In the first half of 2026, €3.2 million of expenses were recognized across the affected functions in connection with the workforce reduction and restructuring program initiated in the second quarter of 2026.
Other income, net of other expenses, decreased to €2.9 million in the first half of 2026 from €4.6 million in the same period of 2025. The decrease was primarily attributable to lower R&D tax credits partially offset by higher grant income.
Valneva recorded an operating loss of €49.9 million in the first half of 2026 compared with an operating loss of €16.8 million in the same period of 2025. The increase in operating loss was mainly driven by lower product sales and one-time charges related to IXCHIQ recorded in the first half of 2026, which were not incurred in the prior-year period.
Adjusted EBITDA loss (as defined below) was €40.1 million in the first half of 2026, compared with an adjusted EBITDA loss of €6.0 million in the corresponding period of 2025.
Operating Loss and Net Result
Operating loss was €49.9 million in the first half of 2026 compared to €16.8 million in the first half of 2025. In the first half of 2026, about 50% of operating loss was generated by IXCHIQ.
Net loss was €63.3 million in the first half of 2026 compared to a net loss of €20.8 million in the first half of 2025. The increase was primarily driven by lower gross profit, reflecting lower product sales and higher COGS, including IXCHIQ-related manufacturing contract cancellation fees, inventory charges and idle capacity costs. The loss was partly offset by lower R&D, marketing & distribution and G&A expenses.
Finance expense and currency effects resulted in a net finance expense of €13.1 million in the first half year of 2026, compared with a net finance expense of €2.7 million in the first half year of 2025. The increased expenses were mainly attributable to unfavorable movements in the USD/EUR exchange rate, resulting in a foreign currency loss of €3.9 million in the first half of 2026 compared with a foreign currency gain of €7.8 million in the first half year of 2025.
Cash Flow and Liquidity
Net cash used in operating activities amounted to €13.7 million in the first half of 2026 compared to €10.9 million in the same period of 2025. The increase in the first half of 2026 was primarily driven by increased losses during the

11

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
period, partially offset by lower net working capital requirements.
Cash inflows from investing activities amounted to €0.6 million in the first half of 2026 compared to cash outflows of €1.6 million in the same period of 2025. Cash inflows in the first half of 2026 were largely attributable to proceeds from investments in money market funds. By contrast, cash outflows in the first half year of 2025 were mainly related to the purchase of equipment, partially offset by interest income.
Net cash generated by financing activities amounted to €24.5 million in the first half of 2026 compared to a net cash inflow of €9.3 million in the same period of 2025. Cash generated during the first half of 2026 included net proceeds of €34.3 million from a capital raise completed in the second quarter of 2026. By comparison, cash inflows in the same period of 2025 included net proceeds from capital raises of €20.1 million. Both quarters included interest payments, amounting to €8.9 million in the first six months of 2026 and €9.5 million in the same period of the prior year.
Cash and cash equivalents were €121.5 million as at June 30, 2026, compared to €109.7 million at December 31, 2025.
Non-IFRS Financial Measures
Management uses and presents IFRS results as well as the non-IFRS measure of Adjusted EBITDA to evaluate and communicate its performance. While non-IFRS measures should not be construed as alternatives to IFRS measures, management believes non-IFRS measures are useful to further understand Valneva’s current performance trends and financial condition.
Adjusted EBITDA is a common supplemental measure of performance used by investors and financial analysts. Management believes this measure provide additional analytical tool. Adjusted EBITDA is defined as earnings /(loss) for the period before income tax, finance (income)/expense, foreign exchange (gain)/loss, amortization, depreciation, and impairment.
A reconciliation of Adjusted EBITDA to net loss for the period, which is the most directly comparable IFRS measure is set forth below:

	Six months ended June 30,
in € thousand	2026	2025
PROFIT/(LOSS) FOR THE PERIOD	(63,276)	(20,818)
Add:
Income tax expense	258	1,251
Total Finance income	(1,060)	(1,065)
Total Finance expense	10,291	11,585
Foreign currency (gain)/loss – net	3,905	(7,783)
Amortization	2,403	2,439
Depreciation	7,656	8,371
Reversal of impairment	(314)	—
ADJUSTED EBITDA	(40,138)	(6,020)
References to changes in net sales at constant exchange rates (CER) indicate that the impact of currency fluctuations has been removed.
Net sales for the period in question are recalculated using the exchange rates applied in the prior period, as detailed below:

	Six months ended June 30,
in € thousand	2026	2025

Product sales	64,020	91,020
Third-party product sales	954	11,418
Product sales excluding third-party sales	63,067	79,602
Effect of exchange rates (excluding third-party sales)	1,945
Product sales (excluding third-party sales) at constant exchange rates (CER)	65,012

12

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
4 Operational and Strategic Outlook 2026
Valneva’s strategy supports its vision to contribute to a world in which no one dies or suffers from a vaccine-preventable disease. This strategy is based on an integrated business model that has allowed the Company to build and advance a portfolio of differentiated clinical and pre-clinical assets as well as grow its commercial business. Valneva is focused on utilizing its proven and validated product development capabilities to rapidly advance solutions addressing unmet needs in infectious diseases towards regulatory approval, with the goal of becoming first-, best- or only-in-class. Valneva has entered into strategic partnerships with other well-established pharmaceutical companies to leverage clinical and commercial capabilities and optimize the potential value of select assets. As Valneva advances its late-stage portfolio, it also remains focused on investing in its research and development pipeline in order to develop its earlier stage assets as well as identify new targets and indications where the Company believes it can make a significant difference.
In the second half of 2026, Valneva will focus on the following strategic goals:
•Submission by Valneva’s partner, Pfizer, of marketing applications for Lyme disease vaccine candidate LB6V
•Continued focus on growth and cashflow from proprietary travel vaccines (IXIARO, DUKORAL and IXCHIQ)
•Phase 2 data reporting for both the CHIM and infant studies of Shigella vaccine candidate S4V2
•Advancement of the Company’s clinical and pre-clinical development programs and potential expansion through the identification of new disease targets addressing unmet medical needs
•Opportunistic pursuit of strategic collaborations to maximize full potential of its clinical and commercial portfolios, including selective evaluation of collaborations to leverage the clinical and commercial expertise of large pharmaceutical companies
•Continued focus on stringent cost management for optimal alignment of capital allocation and shareholder value creation
•Further fulfillment of Valneva’s three pillars of responsible business commitments as a member of the United Nations Global Compact: Protecting Lives, Reaching People, and Preserving the Planet.

13

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
5 Risk Factors
Valneva considers that the risk factors discussed below are the main risks and uncertainties that the Group may face in the remaining six months of 2026. These risk factors track those in Section 1.5 of the Company’s 2025 Universal Registration Document (Document d’enregistrement universel, or URD) filed with the French Financial Markets Authority (Autorité des Marchés Financiers, or AMF) on March 17, 2026 (AMF number D.26-0102) and in the Company’s 2025 annual report on Form 20-F (20-F). These are not the only risks and uncertainties facing the Group in the next six months, and they may also occur in future years. The Company invites investors to review its URD, 20-F and other public disclosure for additional information, including additional risks not discussed below.
Management has established a risk management system in order to monitor and mitigate the risks that are inherent to the Company’s industry or associated with its business. However, the Group remains exposed to significant risks, including the following:
Risks relating to the Lyme disease vaccine candidate and the Pfizer Partnership: The Company's strategic partnership with Pfizer to develop and commercialize LB6V (formerly VLA15) is of critical significance to the Company. Under this agreement, Pfizer has considerable discretion on the development and commercialization of the vaccine candidate, and Pfizer is responsible for the Phase 3 clinical trial and all potential subsequent steps, including regulatory submissions, manufacturing and commercialization. Valneva may not agree with or benefit equally from all the decisions taken by Pfizer. If this partnership fails or is terminated for any reason, the Company may not be able to find another partner and will not have sufficient financial resources to pursue further clinical development or commercialization of this vaccine on its own.
As discussed elsewhere in this report, Valneva and Pfizer announced topline results from the Phase 3 VALOR trial in March 2026. While LB6V demonstrated more than 70% efficacy in preventing Lyme disease in individuals aged five years and above, fewer than anticipated Lyme disease cases were accrued over the study period, as a result of which one of the trial’s primary endpoints was not met. Pfizer is confident in the vaccine’s potential, but there is no guarantee that regulatory agencies will accept the filings or approve the vaccine candidate, on the basis of the existing data or at all. If approved, the vaccine would still require recommendations from local bodies for immunization guidelines, such as the U.S. Centers for Disease Control’s Advisory Committee for Immunization Practices (ACIP). The timing and nature of any regulatory approvals and subsequent recommendations will impact the timing and success of the vaccine’s commercialization, which will in turn impact the timing and extent of future milestone and royalty payments to Valneva from Pfizer.
Any of the factors discussed above could have a substantial negative impact on the Group’s business.
Risk of Dependence on Sales of Key Products: Valneva’s revenues are principally derived from the sales of its three marketed products, IXIARO, DUKORAL and IXCHIQ. Sales of these products are necessarily affected by the strength of the travel industry, the ability of customers to pay for travel vaccines, and the appearance of side effects linked to the products or suspected of being linked to the products. Revenues may be further impacted by other factors, including volatility in the political and economic environment in the markets in which the Group operates and related impacts on consumer behavior, such as discretionary spending on travel. In addition, the Group’s product sales may be affected by changes to existing vaccination recommendations or approved indications, particularly in connection with IXCHIQ, as discussed further below.
Finally, some of Valneva’s vaccines face competition from other vaccines or vaccine candidates for the same indications, which may receive more favorable treatment from regulatory authorities or recommending bodies or may otherwise be preferred by customers. For example, another vaccine against chikungunya is available in Europe and the United Kingdom and was recently approved in Canada.
Product sales also depend on Valneva’s ability to manufacture sufficient quantities of its vaccines, and this ability may be impacted by various factors, as discussed further below. Valneva has experienced supply constraints for its three commercial products in the first half of 2026, and these or additional supply constraints may impact product sales in the second half of 2026 or beyond.
Risks relating to IXCHIQ: Due to reports of serious adverse effects (SAEs), mainly in elderly people with co-morbidities, the label for IXCHIQ has been revised in all markets where it is approved, and in January 2026 Valneva voluntarily withdrew the BLA for IXCHIQ in the U.S. following the FDA’s suspension of the license in August 2025. Additional adverse safety observations may result in further action from regulators or Valneva, including further changes to the product label, and the reaction of regulatory authorities may vary. The Group cannot exclude the possibility that one or more additional regulatory agencies may suspend or withdraw the product’s license as a result of safety concerns. Additionally, Valneva’s grants from CEPI may be terminated if CEPI determines that there are safety, regulatory, or ethical concerns associated with continuing funding for IXCHIQ.
Sales of IXCHIQ may still be affected if consumers and health care providers continue to be concerned about potential side effects and if the product labels further restrict the population eligible to receive the vaccine.
Further developments related to IXCHIQ’s safety profile, product label, or recommended use or related to its manufacturing and commercialization in LMICs could result in a decision to discontinue the product. This would have a significant negative impact on the Group’s financial condition, results of operations and business prospects.
Geopolitical risks: Volatility in the political environment could have direct or indirect consequences on Valneva’s business, including research and development programs, commercial business, financial results or reputation. Legislative changes and disruptions or shifts in priority at governmental agencies or related local bodies could create uncertainty about the timing or outcome of the review of Valneva’s product candidates or previously approved products. New operational or policy requirements might be imposed on Valneva as a supplier to government programs, and such programs might be affected by budget cuts. Finally, the imposition of tariffs could lead to rising costs or supply disruptions, which would affect the sales of Valneva’s commercial products. Currency fluctuations, particularly involving the US dollar, and continued inflation could also have an impact on Valneva’s results of operations.
Risks relating to Financing: Valneva’s business is capital-intensive, and the Company will need to raise additional capital in future periods. The Group may need to seek additional financing to support its strategic objectives,

14

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
including the expansion of its clinical pipeline, and may not achieve or maintain profitability. The amount of additional financing required would depend on the Group’s existing and expected revenues and ability to manage its costs. Such capital might not be available on acceptable terms or at all, depending on the Group’s circumstances and market conditions, which continue to be volatile. Fundraising efforts may divert Valneva’s management from their day-to-day activities, which could affect its core business operations. Additionally, the terms of Valneva’s debt financing agreement with Pharmakon impose constraints on Valneva’s operations and use of capital, which could limit Valneva’s flexibility to manage its financial condition through strategic initiatives. Further details of the Pharmakon financing are included in the Company’s annual reports referenced above in this report.
Operational risks: The Group’s production depends on its sites in Livingston, Scotland and Solna, Sweden (manufacturing of bulk drug product) and Vienna (product release), as well as outsourced production steps, such as fill-finish. Any disruption of manufacturing resulting from damage to these facilities or in connection with inspections by regulatory authorities could significantly impact Valneva’s ability to produce its products, in sufficient quantities or at all, and could therefore cause considerable losses. The Group could face similar detrimental consequences if the facilities of a key manufacturer were similarly affected. Numerous measures have been put in place at Valneva to minimize these risks or their impact, including annual quality and safety audits, business continuity plans, on-site storage of critical spare parts, and the establishment of safety stocks for materials used in production.
The manufacture of biological materials is delicate and complex, so industrial yields may vary. The Group may experience delays, manufacturing failures or difficulties in its ability to manufacture its vaccines or in satisfying market demand, particularly if the growth in market demand is faster than the Group’s ability to adapt to such demand. Supply shortages may result in penalties from regulatory authorities.
In addition, the manufacture of biological materials is subject to Good Manufacturing Practices and regular inspections by regulatory authorities. The FDA issued Form 483 letters following its inspection of Valneva’s facilities in Livingston and Vienna in the first half of 2026, and remediation of identified issues remains ongoing. The FDA also informed the Company that it was unable to grant approval of the BLA supplement related to manufacture of IXIARO at the Almeida facility in Livingston due to outstanding compliance issues associated with the inspection and issued a complete response letter. The Manson facility remains licensed under the FDA BLA for IXIARO and hence can be used for supplies of IXIARO to the U.S. The Almeida facility is currently producing doses of IXIARO intended for distribution outside of the United States.
Regulatory authorities may also update or change their requirements in ways that Valneva is unable to anticipate. Such changes could be costly and affect the Group's sales and revenue projections. If Valneva or its third-party suppliers fail to comply with Good Manufacturing Practices, Good  Distribution Practices or other regulatory requirements, this could result in potential actions such as the suspension of review of a regulatory submission or the suspension or revocation of manufacturing or distribution licenses, which could hinder the supply of products by the Group.
Finally, the internal computer and information technology systems of Valneva and its collaborators, service providers and other contractors or consultants are potentially vulnerable to cyber-based attacks and data security breaches, including attacks enhanced or facilitated by artificial intelligence, that may result in damage to or the interruption or impairment of key business processes, or the loss, exposure or corruption of confidential information.
Listed company requirements: As a company listed in France and the United States, Valneva must comply with regulations applicable to listed companies in these jurisdictions. Compliance with existing and anticipated disclosure and other requirements (such as the internal controls required by the Sarbanes-Oxley Act) is complex, requires significant time and expense, and may divert the attention of management from other matters, which could negatively impact the Group’s business. In particular, the EU Corporate Sustainability Reporting Directive (CSRD) has imposed significant new reporting obligations for Valneva, and disclosure requirements in this area and more generally continue to evolve. In addition, companies that are publicly listed in the United States are subject to a higher risk of shareholder litigation, which could also divert time, attention, and resources away from the Group’s business. Valneva’s share price has fluctuated significantly, particularly in connection with news related to the Lyme disease vaccine candidate, and this increases the risk of potential litigation. Failing to comply with applicable U.S. regulations or involvement in lawsuits with U.S. investors could have significant consequences for Valneva and could materially impact the Group’s business and results of operations.
Litigation: Risks associated with litigation are set out in to the H1 financial statements (Section III of this report).

15

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
6 Related Parties’ Transactions
Bpifrance (Maisons-Alfort - France) is considered as related party due to the number of Valneva shares held and, until June 25, 2025, its representation on the Company’s Board of Directors.

In the six months ended June 30, 2026, there was no transaction or change in transactions between related parties which materially affected Valneva’s financial position or performance.

16

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
III. UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AS AT JUNE 30, 2026

1 Unaudited Interim Consolidated Statement of Profit or Loss and Comprehensive Income
Unaudited Interim Condensed Consolidated Statement of Profit or Loss

		Six months ended June 30,
in € thousand	Note	2026	2025
Product sales	5.5	64,020	91,020
Other revenues	5.5	1,821	6,542
REVENUES		65,841	97,562
Cost of goods and services	5.6	(59,518)	(47,162)
Research and development expenses	5.6	(30,234)	(32,441)
Marketing and distribution expenses	5.6	(13,473)	(20,310)
General and administrative expenses	5.6	(15,438)	(19,034)
Other income and expenses, net	5.7	2,939	4,555
OPERATING PROFIT/(LOSS)		(49,882)	(16,830)
Finance income	5.8	1,060	1,065
Finance expenses	5.8	(10,291)	(11,585)
Foreign exchange gain/(loss), net	5.8	(3,905)	7,783
PROFIT/(LOSS) BEFORE INCOME TAX		(63,018)	(19,567)
Income tax benefit/(expense)		(258)	(1,251)
PROFIT/(LOSS) FOR THE PERIOD		(63,276)	(20,818)

EARNINGS/(LOSSES) PER SHARE
for profit/(loss) for the period attributable to the equity holders of the Company (expressed in € per share)
Basic		(0.35)	(0.13)
Diluted		(0.35)	(0.13)
The accompanying Notes form an integral part of these financial statements.

Unaudited Interim Condensed Consolidated Statement of Comprehensive Income

		Six months ended June 30,
in € thousand	Note	2026	2025
PROFIT/(LOSS) FOR THE PERIOD		(63,276)	(20,818)
OTHER COMPREHENSIVE INCOME/(LOSS)
Items that may be reclassified to profit or loss
Currency translation differences		(387)	1,402
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		7	24
Other comprehensive income/(loss) for the period, net of tax		(380)	1,426
TOTAL COMPREHENSIVE INCOME/(LOSS) FOR THE PERIOD		(63,656)	(19,391)
The accompanying Notes form an integral part of these financial statements.

17

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
2 Unaudited Interim Condensed Consolidated Statement of Financial Position

in € thousand	Note	June 30, 2026	December 31, 2025
ASSETS
Non-current assets		165,398	176,296
Intangible assets		20,912	22,349
Right of use assets		17,276	18,558
Property, plant and equipment		111,206	119,474
Deferred tax assets		8,457	8,326
Other non-current assets		7,547	7,590
Current assets		222,878	222,540
Inventories	5.10	48,163	50,232
Trade receivables	5.11	16,339	27,813
Other current assets		35,027	34,846
Cash and cash equivalents	5.12	121,526	109,650
Assets classified as held for sale	5.13	1,822	—
TOTAL ASSETS		388,276	398,836
EQUITY
Share capital	5.14.1	28,466	26,031
Share premium	5.14.1	704,520	675,940
Other reserves	5.14.2	90,532	83,318
Retained earnings/(Accumulated deficit)		(679,121)	(563,928)
Profit/(Loss) for the period		(63,276)	(115,192)
TOTAL EQUITY		81,121	106,168
LIABILITIES
Non-current liabilities		203,824	199,334
Borrowings	5.15	165,631	161,261
Lease liabilities		23,443	25,343
Refund liabilities	5.18	6,783	6,684
Provisions	5.19	1,130	1,392
Deferred tax liabilities		4,464	4,409
Other non-current liabilities		2,372	246
Current liabilities		103,332	93,334
Borrowings	5.15	18,428	17,905
Trade payables and accruals	5.16	22,907	24,540
Income tax liability		146	1
Tax and Employee-related liabilities		21,491	19,555
Lease liabilities		2,729	2,739
Contract liabilities	5.17	482	432
Refund liabilities	5.18	11,091	10,814
Provisions	5.19	19,707	11,659
Other current liabilities		6,350	5,689
TOTAL LIABILITIES		307,156	292,668
TOTAL EQUITY AND LIABILITIES		388,276	398,836
The accompanying Notes form an integral part of these financial statements.

18

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
3 Unaudited Interim Condensed Consolidated Statement of Cash Flows

		Six months ended June 30,
in € thousand	Note	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Profit/(Loss) for the period		(63,276)	(20,818)
Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	5.20.1	25,391	17,780
Changes in non-current operating assets and liabilities	5.20.1	2,050	456
Changes in working capital	5.20.1	22,102	(7,788)
Cash used in operations	5.20.1	(13,734)	(10,369)
Income tax paid		(9)	(575)
NET CASH GENERATED FROM/(USED IN) OPERATING ACTIVITIES		(13,743)	(10,943)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property, plant and equipment		(589)	(2,667)
Proceeds from sale of property, plant and equipment		165	21
Purchases of intangible assets		(5)	(61)
Proceeds from sale and purchase of MMF investments		873	—
Interest received		187	1,065
NET CASH GENERATED FROM/(USED IN) INVESTING ACTIVITIES		631	(1,642)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds/(payments) from issuance of common stock, net of costs of equity transactions	5.14	35,301	20,136
Proceeds from borrowings, net of transaction costs	5.15	(516)	—
Payment of lease liabilities		(1,361)	(1,384)
Interest paid[1]		(8,933)	(9,452)
NET CASH GENERATED FROM FROM/(USED IN) FINANCING ACTIVITIES		24,491	9,299

NET CHANGE IN CASH AND CASH EQUIVALENTS		11,379	(3,286)
Cash and cash equivalents at beginning of the year	5.12	109,650	168,271
Exchange gains/(losses) on cash		497	(3,677)
CASH AND CASH EQUIVALENTS AT END OF THE PERIOD		121,526	161,307
(1) Cash flows relating to the interest on the lease liabilities amounted to €0.4 million as at June 30, 2026 (June 30, 2025: €0.4 million)

The accompanying Notes form an integral part of these financial statements.

19

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
4 Unaudited Interim Condensed Consolidated Statement of Changes in Equity

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2026		26,031	675,940	83,318	(563,928)	(115,192)	106,168
Total comprehensive income/(loss)		—	—	(380)	—	(63,276)	(63,656)
Income appropriation		—	—	—	(115,192)	115,192	—
Share-based compensation expense:
Value of services		—	—	3,363	—	—	3,363
Exercises		51	881	—	—	—	931
Capital Increase	5.14	2,384	30,418	4,231	—	—	37,033
Cost of equity transaction, net of tax	5.14	—	(2,718)	—	—	—	(2,718)
BALANCE AS AT JUNE 30, 2026		28,466	704,520	90,532	(679,121)	(63,276)	81,121

in € thousand	Note	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/(loss) for the period	Total equity
BALANCE AS AT JANUARY 1, 2025		24,378	647,600	73,203	(551,682)	(12,247)	181,253
Total comprehensive income/(loss)		—	—	1,426	—	(20,818)	(19,391)
Income appropriation		—	—	—	(12,247)	12,247	—
Share-based compensation expense:
Value of services		—	—	4,498	—	—	4,498
Exercises		—	—	—	—	—	—
Capital Increase	5.14	1,150	19,850	—	—	—	21,000
Cost of equity transaction, net of tax	5.14	—	(928)	—	—	—	(928)
BALANCE AS AT JUNE 30, 2025		25,528	666,523	79,126	(563,928)	(20,818)	186,432

The accompanying Notes form an integral part of these financial statements.

20

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
5 Selected Notes to the Unaudited Interim Condensed Consolidated Financial Statements

Note 1	General information
1.1 Corporate Information
Valneva SE (the Company) together with its subsidiaries (the Group or Valneva) is a company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical needs.
The Company takes a highly specialized and targeted approach, applying deep expertise across multiple vaccine modalities, focused on providing either first-, best- or only-in-class vaccine solutions. Valneva has a strong track record, having advanced multiple vaccines from early R&D to approvals, and currently markets three proprietary travel vaccines as well as certain third-party vaccines leveraging the Group’s established commercial infrastructure.
Revenues from Valneva’s commercial business help fuel the continued advancement of its vaccine development pipeline. This includes the only Lyme disease vaccine candidate in advanced clinical development, which is partnered with Pfizer, the world’s most clinically advanced Shigella vaccine candidate, as well as vaccine candidates against other global public health threats.
As at June 30, 2026, the Group’s portfolio includes three commercial vaccines:
▪IXIARO (or JESPECT in Australia and New Zealand), is an inactivated Vero cell culture-derived Japanese encephalitis vaccine;
▪DUKORAL is an oral vaccine containing four inactivated strains of the bacterium Vibrio cholerae serotype O1, and part of a toxin from one of these strains as active substances.; and
▪IXCHIQ is the world’s first licensed chikungunya vaccine available to address this unmet medical need and the third vaccine we brought from early R&D to approval.
The Company is registered at Îlot Saint-Joseph, Bureaux Convergence, Bât. A, 12 ter Quai Perrache, 69002 Lyon (France). Valneva has operations in Austria, Sweden, the United Kingdom, France, Canada and the United States and had an average of 634 employees worldwide.
Valneva SE is a public company listed on Euronext Paris (symbol: VLA) and on the Nasdaq Global Select Market (symbol: VALN).

Significant events of the period and significant agreements
IXCHIQ – Updates
During the six months ended June 30, 2026, Valneva reported several updates regarding its chikungunya vaccine, IXCHIQ. The impact of all the IXCHIQ related events have been reflected on the financial statements. For more information please see Note 5.10 Inventories and Note 5.19 Provisions.
United States Food & Drug Administration (FDA) Update
In January 2026, Valneva decided to voluntarily withdraw the BLA and IND application for IXCHIQ in the U.S. after the FDA suspended the license for the vaccine in August 2025 in connection with serious adverse events, mostly in elderly people with severe medical conditions.

Pilot Vaccination Campaign in Brazil with Single-Shot Chikungunya Vaccine IXCHIQ
In February 2026, Valneva and Instituto Butantan announced the initiation of a Pilot Vaccination Strategy (PVS) in Brazil using IXCHIQ. The vaccination campaign will serve as the basis for post-marketing commitments. To date, over 50,000 adults, aged 18 to 59 years, have already been vaccinated as part of this campaign which evaluates the effectiveness and safety of IXCHIQ in a real-world setting.
Marketing Authorization updated in the UK for Chikungunya Vaccine, IXCHIQ
In February 2026 the United Kingdom’s Commission on Human Medicines (CHM) renewed it’s recommendations on how the single-dose chikungunya vaccine should be used. It is approved in the United Kingdom for the prevention of disease caused by the chikungunya virus in individuals 18 to 59 years old.
Lyme VALOR study - Phase 3 data-readout
In March 2026, Valneva and Pfizer announced topline results from the Phase 3 VALOR trial. LB6V demonstrated more than 70% efficacy in preventing Lyme disease in individuals aged five years and above. The investigational vaccine candidate was well tolerated with no safety concerns identified. Fewer than anticipated Lyme disease cases were accrued over the study period, and the pre-determined statistical criterion (95% confidence interval lower bound >20) was not met in the first pre-specified analysis (primary endpoint). Given the clinically meaningful efficacy and the fact that the 95% confidence interval lower bound was above 20 in the second pre-specified analysis, Pfizer is confident in the vaccine’s potential and is planning submissions to regulatory authorities.
Successful Completion of an €84 million Reserved Offering
In April 2026, Valneva announced the successful completion of an €84 million reserved offering of new ordinary shares and warrants, including €37 million received upon closing and an aggregate of up to €47 million if all the warrants are exercised.
The Company intends to use the net proceeds from the Reserved Offering, together with its existing cash, to advance its existing pipeline of differentiated vaccine candidates, maximize growth of its cash-generating commercial business and for working capital and general corporate purposes.

21

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
New Restructuring Program to Further Reduce Operating Expenses
In May 2026, Valneva announced that, as part of the Company’s continued focus on diligent cash management, and following a consolidation in France in 2025, it had initiated a further restructuring plan designed to streamline its global business operations. This program intends to focus resources on Valneva’s base business and key strategic projects, including a reduction of its global workforce by 10-15%. Together these initiatives are expected to generate positive P&L and cash flow impacts in the second half of 2026.
Dr. Gerd Zettlmeissl is appointed as Chair of the Board of Directors
In June 2026, Dr. Gerd Zettlmeissl was appointed as chair of Valneva’s Board of Directors. He replaced Anne-Marie Graffin, who chaired the Board for the past three years and who will continue as Vice-chair of the Board.
1.2 Group information
The following list shows all subsidiaries held by the Company directly or indirectly:

Name	Country of incorporation	Consolidation Method	Interest held as at
			June 30, 2026	December 31, 2025
Vaccines Holdings Sweden AB	SE	Full Consolidation	100%	100%
Valneva Austria GmbH	AT	Full Consolidation	100%	100%
Valneva Canada Inc.	CA	Full Consolidation	100%	100%
Valneva France SAS	FR	Full Consolidation	100%	100%
Valneva Scotland Ltd.	UK	Full Consolidation	100%	100%
Valneva Sweden AB	SE	Full Consolidation	100%	100%
Valneva UK Ltd.	UK	Full Consolidation	100%	100%
Valneva USA, Inc.	US	Full Consolidation	100%	100%
VBC 3 Errichtungs GmbH	AT	Full Consolidation	100%	100%
The closing date for the consolidated financial statements is December 31 of each year.
The Company’s site in Lyon (France) includes general and administrative functions as well as commercial activities.

Vaccines Holdings Sweden AB (Solna, Sweden) is the holding company of Valneva Sweden AB, also located in Solna, which manufactures DUKORAL and commercializes DUKORAL, IXIARO and IXCHIQ in the Nordic countries.
Valneva Austria GmbH (Vienna, Austria) focuses on pre-clinical and clinical development activities of vaccines. The facilities accommodate departments for pre-clinical R&D, technical/clinical product development, quality and regulatory affairs, general and administrative as well as commercial functions. In addition to using its latest-stage laboratory facilities for R&D activities, the site holds a certificate of Good Manufacturing Practice from the Austrian Agency for Health and Food Safety (AGES) for its Quality Control laboratories, and was licensed by the U.S. Food and Drug Administration (FDA). Valneva Austria GmbH commercializes IXIARO, DUKORAL, and IXCHIQ. Additionally, Valneva Austria GmbH is involved in external manufacturing steps of IXCHIQ.
Valneva Canada Inc., located in Kirkland, Canada, commercializes IXIARO, DUKORAL, IXCHIQ and third-party products such as KAMRAB.
Valneva France SAS (Lyon, France) commercializes IXIARO, DUKORAL, IXCHIQ.
Valneva Scotland Ltd., located in Livingston, Scotland (United Kingdom) is primarily involved in the production of IXIARO and IXCHIQ and provides R&D support to the business as and when required.
Valneva UK Ltd., located in Fleet, England (United Kingdom) focuses on commercializing DUKORAL, IXIARO and IXCHIQ in the United Kingdom.
Valneva USA, Inc., located in Bethesda, Maryland (USA), focuses on the commercialization of IXIARO to the U.S. military and the U.S. private market.
VBC 3 Errichtungs GmbH (Vienna, Austria), owns the Laboratory and Office building used by Valneva Austria GmbH.

22

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 2	Summary of significant accounting policies
The principal accounting policies applied in preparing these interim consolidated financial statements are outlined below. These policies have been consistently applied to all years presented to date. There have been no changes in accounting policies since beginning of the financial year.
2.1    Basis of preparation
The unaudited interim condensed consolidated financial statements as at June 30, 2026 and for the six months ended June 30, 2026 and June 30, 2025, have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted by the European Union (EU) and as issued by the IASB authorizing the presentation of selected explanatory notes.
In consequence, these interim consolidated financial statements must be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2025.
The preparation of financial statements in conformity with IFRS as issued by the IASB and as adopted by the European Union (EU) requires the use of certain critical accounting estimates. It also requires the Group’s management to exercise its judgement in applying its accounting policies.
The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in Note 3.
For ease of presentation, numbers have been rounded and, where indicated, are presented in thousands of Euros. Calculations, however, are based on exact figures. Therefore, the sum of the numbers in a column of a table may not conform to the total figure displayed in the column.
The unaudited interim condensed consolidated financial statements of the Company were approved and authorized for issuance by the Board of Directors after review by the Audit, Compliance and Risk Committee on August 12, 2026.
2.2    Impact of new, revised or amended Standards and Interpretations
Standards, amendments to existing standards and interpretations issued by IASB and adopted by the European Union whose application has been mandatory since January 1, 2026

New standards, Interpretations and amendments adopted by the Group		Effective date	Effects
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	January 1, 2026	none
Annual improvements to IFRS – Volume 11	Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter	January 1, 2026	none
	Amendments to IFRS 7 Financial Instruments: Disclosures: Gain or loss on derecognition, Disclosure of deferred difference between fair value and transaction price, Introduction and credit risk disclosures	January 1, 2026	none
	Amendments to IFRS 9 Financial Instruments: Lessee derecognition of lease liabilities, Transaction price	January 1, 2026	none
	Amendments to IFRS 10 Consolidated Financial Statements: Determination of a ‘de facto agent’	January 1, 2026	none
	Amendments to IAS 7 Statement of Cash Flows: Cost method	January 1, 2026	none
IFRS 7 & IFRS 9	Amendments IFRS 9 and IFRS 7 regarding the application of the ‘own use’ exemption to Power Purchase Agreements (PPAs)	January 1, 2026	none
Editorial Corrections (various)	Periodically issued IASB Editorial Corrections and changes to IFRSs and other pronouncements.	June 30, 2026	none
The amendments listed above did not have any impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods.

23

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
Standards, amendments to existing standards and interpretations whose application is not yet mandatory.
The Group did not elect for early application of the following new standards, amendments and interpretations which were issued but not mandatory as at January 1, 2026.

New standards, Interpretations and amendments		Effective date	Effects
IFRS 18	New standard, IFRS 18 Presentation and Disclosures in Financial Statements	January 1, 2027	under assessment
IFRS 19	New standard, IFRS 19 Subsidiaries without Public Accountability: Disclosures	January 1, 2027	none
Third edition of the IFRS for SMEs	The third edition of the standard includes the following major amendments:
amended section 2 Concepts and Pervasive Principles
amended section 9 Consolidated and Separate Financial Statements amended section 11 Basic Financial Instruments and section 12 Other Financial Instrument Issues (combined into one section)
new Section 12 Fair Value Measurement
amended section 19 Business Combinations and Goodwill
	amended section 23 Revenue	January 1, 2027	none
IFRS 19	The amendments cover new or amended IFRS Accounting Standards issued between 28 February 2021 and 1 May 2024 that were not considered when IFRS 19 Subsidiaries without Public Accountability: Disclosures was first issued.	January 1, 2027	none
IAS 21	The amendments clarify how companies should translate financial statements from a non-hyperinflationary currency into a hyperinflationary one.	January 1, 2027	none
IAS 28	The amendments provide clarity about which entities are eligible to measure investments using the fair value option in IAS 28.	January 1, 2027	none
IFRS 20	IFRS 20 requires an entity that is subject to a regulatory agreement to provide information about its regulatory assets, regulatory liabilities, regulatory income and regulatory expense.	January 1, 2029	none
These standards and amendments are not expected to have a material impact on the entity in the current reporting periods and on foreseeable future transactions, except IFRS 18 which is currently under assessment. The Group does not expect IFRS 18 to have a significant impact on the presentation of its financial position, performance or cash flows. The standard will primarily affect the presentation and disclosure of information in the consolidated financial statements, introducing of new subtotals in the statement of profit or loss, enhanced disclosure related to management performance measures, and certain changes in the classification of income, expenses and cash flows.

Note 3	Critical accounting judgements and key sources of estimation uncertainty
In applying the Group’s accounting policies, which are described in Note 2: Summary of significant accounting policies, management is required to make judgements (other than those involving estimations) that have a significant impact on the amounts recognized and to make estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources.
The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.
Although it is difficult to predict future liquidity requirements, the Group believes that its existing cash and cash equivalents will be sufficient to fund its operations through at least 12 months after publication of this report. In addition, the restructuring project executed by management will further extend the cash runway. The company has not identified any event of default or material adverse change under the Pharmakon loan agreement as of June 30, 2026.

No additional key sources of estimation uncertainty that may have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year have been added to those reported as of December 31, 2025.

Note 4	Segment information
The Executive Committee, as the Company’s chief operating decision maker (CDM), considers Valneva’s operating business in its entirety to allocate resources and assess performance. The Executive Committee evaluates all vaccine candidates and vaccine products together as a single operating segment, “development and commercialization of prophylactic vaccines”. Therefore, the split used to allocate resources and assess performance is based on a functional view, thus correlating to the income statement format.

24

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 5	Revenues
Revenues include both revenues from contracts with customers and other revenues (mainly subleases) which are out of scope from IFRS 15:

	Six months ended June 30,
in € thousand	2026	2025
Product sales	64,020	91,020
Other revenues from contracts with customers	1,570	6,152
Other non-IFRS 15 revenue	251	389
REVENUES	65,841	97,562

Disaggregated revenue information
The Group’s revenues are disaggregated as follows:
Type of goods or service

	Six months ended June 30,
in € thousand	2026	2025
IXIARO®	43,969	54,705
DUKORAL®	14,693	17,394
Third party products	954	11,418
IXCHIQ®	4,404	7,504
PRODUCT SALES	64,020	91,020
Royalties received	1,304	1,570
Revenues from shipping and handling	71	18
Milestone payment - licenses	141	4,564
Other services	53	—
OTHER REVENUES FROM CONTRACTS WITH CUSTOMERS	1,570	6,152
Other non-IFRS 15 revenue	251	389
REVENUES	65,841	97,562
(1) Revenues from these products were derived from contractual arrangements and do not represent product sales.

In the six months ended June 30, 2026 product sales decreased by €27.0 million or 30% compared to the same period of 2025 with adverse sales performance recorded for all commercialized products. The geopolitical situation during the six months ended June 30, 2026 continued to adversely affect travel.
IXIARO/JESPECT sales showed a 20% decrease in sales. The decrease primarily reflects the effects from the transition to a new distributor in Germany in January 2026 as well as product sales phasing, mainly the timing of deliveries to the U.S. Department of Defense (DoD). Foreign currency fluctuations of €1.5 million adversely impacted sales of IXIARO/JESPECT during the first half of 2026.

DUKORAL sales in the six months ended June 30, 2026 decreased by 16% compared to the same period of 2025. The prior-year period benefited from one-off sales associated with the supply of vaccine doses to Mayotte in response to a cholera outbreak. Sales in the first half of 2026 were impacted by effects from the transition to a new distributor in Germany in January 2026. Foreign currency fluctuations had an adverse impact of €0.4 million on DUKORAL sales during the first half of 2026.
IXCHIQ product sales decreased in the six months ended June 30, 2026 by €3.1 million compared to the same period in 2025. Sales in the first half of 2026 included first shipments of the vaccine’s drug substance to Instituto Butantan. The prior-year period benefited from sales in the U.S. as well as shipments to the French island of La Réunion in response to a chikungunya outbreak.

Third Party product sales recorded a 92% decrease in the first half of 2026. In line with Valneva`s strategy, third-party distribution activities have significantly decreased following the expiration of the main distribution agreements, namely Rabipur and Encepur in France and Austria.
Other revenues, including revenues from collaborations, licensing and services amounted to €1.6 million in the six months ended June 30, 2026 compared to €6.2 million in the six months ended June 30, 2025. The decrease in other revenues mainly derives from the termination of the license agreement with the Serum Institute of India in December 2025.

25

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
Sales channels for product sales
Products are sold via the following sales channels:

	Six months ended June 30,
in € thousand	2026	2025
Direct product sales	47,051	70,599
Indirect product sales	16,970	20,421
TOTAL PRODUCT SALES	64,020	91,020

Geographical markets
In presenting information on the basis of geographical markets, revenue is based on the final location where Valneva’s distribution partner sells the product or where the customer/partner is located.

	Six months ended June 30,
in € thousand	2026	2025
United States	18,327	23,470
Canada	12,847	14,464
Germany	8,980	14,682
Rest of World	6,331	8,442
Nordics	5,551	5,892
United Kingdom	5,444	6,863
Other Europe	4,552	7,015
France	2,879	9,670
Austria	931	7,064
REVENUE TOTAL	65,841	97,562
Nordics includes Finland, Denmark, Norway and Sweden and Rest of World includes India, Israel, Australia, Peru, Japan, Brazil and New Zealand.
In the six months ended June 30, 2026, total revenues decreased by €31.7 million in comparison to the same period in 2025.
Revenue performance was negatively impacted by effects from the transition to a new distribution partner in Germany and a revised supply plan of IXIARO to the U.S. Department of Defense (DoD). The decrease in the U.S. revenues was additionally affected by the suspension of the IXCHIQ license.
Revenues in France were significantly lower than in 2025. The prior period benefited from increased demand driven by a chikungunya outbreak on the French island of La Réunion as well as supply of vaccine doses to Mayotte in response to a cholera outbreak in 2025.
Revenues in Canada decreased in comparison to the prior year. Sales in the first half of 2026 were impacted by the geopolitical situation adversely impacting travel behavior of Canadians compared to 2025.
The decrease in revenues from Austria is mainly attributable to the discontinuation of third party product sales.

26

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 6	Expenses by nature
The consolidated income statement line items cost of goods and services, research and development expenses, marketing and distribution expenses and general and administrative expenses include the following items by nature of cost:

	Six months ended June 30,
in € thousand	2026	2025
Consulting and other purchased services	33,002	28,620
Cost of services and change in inventory	5,731	(273)
Employee benefit expense other than share-based compensation	40,913	44,426
Share-based compensation expense	3,356	4,500
Raw materials and consumables used	6,598	7,363
Depreciation and amortization and impairment	9,744	10,811
Building and energy costs	7,102	7,344
Supply, office and IT costs	4,759	4,457
License fees and royalties	1,142	1,877
Advertising costs	2,781	5,267
Warehousing and distribution costs	1,820	2,221
Travel and transportation costs	756	843
Other expenses	959	1,490
OPERATING EXPENSES	118,663	118,947
The operating expenses in the six months ended June 30, 2026 amounted to €118.7 million, remained relatively stable compared to the €118.9 million in the six months ended June 30, 2025.
Expenses for “cost of services and change in inventory” increased in six months ended June 30, 2026 by €6.0 million. While lower third-party product sales reduced the related cost of sales, this was more than offset by higher manufacturing expenses incurred in connection with the transfer of production to the new Almeida facility in Scotland.
Expenses for “consulting and other purchased services” increased by €4.4 million in the six months ended June 30, 2026, mainly driven in contract manufacturing expenses partially offset by reprioritization and phasing of R&D activities and savings in advisory and professional services.
“Employee benefit expenses other than share-based compensation” decreased by €3.5 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025 primarily due to lower personnel costs resulting from workforce reductions implemented as part of the Group’s restructuring initiatives. During the six months ended June 30, 2026, the Group had around 634 employees (six months ended June 30, 2025: 704 employees).
The “share-based compensation expense” showed a decrease of €1.1 million mainly due to the decline in share price.
The decrease of “advertising costs” by €2.5 million in the six months ended June 30, 2026 compared to the six months ended June 30, 2025 is driven by lower advertising and promotional expenses related to IXCHIQ.
The expense under “depreciation and amortization and impairment” decreased by €1.1 million due to sales of equipment and reversals of impairment.

Note 7	Other income/(expenses), net
The other income and expenses, net include the following:

	Six months ended June 30,
in € thousand	2026	2025
Research and development tax credit	550	2,792
Grant income	2,496	1,951
Gain/(loss) on disposal of fixed assets and intangible assets, net	(14)	(230)
Gain/(loss) from revaluation of lease agreements	(1)	—
Taxes, duties, fees, charges, other than income tax	(136)	(215)
Miscellaneous income/(expenses), net	44	258
OTHER INCOME AND EXPENSES, NET	2,939	4,555

Other operating income and expenses, net decreased by €1.6 million, or 35%, to €2.9 million for the six months ended June 30, 2026 primarily due to lower research and development tax credit income.
The research and development tax credit in Austria decreased by €1.6 million and in France by €0.6 million due to a lower eligible expense base compared to the same period of 2025.

27

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
Within the grant income, as of June 30, 2026, Valneva recognized €2.3 million (June 30, 2025: €1.8 million) as grant income related to an additional funding from CEPI (Coalition for Epidemic Preparedness Innovations).

Note 8	Finance income/(expenses), net
Interest income is recognized on a time-proportion basis using the effective interest method.

	Six months ended June 30,
in € thousand	2026	2025
FINANCE INCOME
Interest income from other parties	187	1,028
Other financial income	—	38
Realized gains from cash and cash equivalents	873	—
TOTAL FINANCE INCOME	1,060	1,065
FINANCE EXPENSES
Interest expense on loans	(9,814)	(11,084)
Interest expense on refund liabilities	(99)	(96)
Interest expenses on lease liabilities	(373)	(404)
Other interest expense	(5)	(1)
TOTAL FINANCE EXPENSES	(10,291)	(11,585)
FOREIGN EXCHANGE GAIN/(LOSSES), NET	(3,905)	7,783
FINANCE INCOME/(EXPENSES), NET	(13,136)	(2,737)

Interest expense on loans in the six months ended June 30, 2026 contains interest expenses in regards to the Pharmakon loan, while in the six months ended June 30, 2025, the position included expenses in regards to the Deerfield & OrbiMed loan. For more details on the new loan see Note 5.15.1 Principal loan.
The foreign exchange loss in the six months ended June 30, 2026 was primarily driven by non-cash revaluation results of USD denominated liabilities as the USD strengthened against the EUR by 3.03% in 2026. A contrary movement of the USD/EUR rate was observed in 2025. As a result, the Group recognized a foreign currency loss of €3.9 million in the six months ended June 30, 2026 compared with a foreign currency gain of €7.8 million in the six months ended June 30, 2025.

Note 9	Impairment testing
At the end of each reporting period Valneva assesses whether there is any indication that an asset may be impaired. Indicators for the necessity of an impairment test are, among others, actual or expected declines in sales or margins and significant changes in the economic environment with an adverse effect on Valneva’s business. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less selling costs and value in use.
For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs). The cash-generating units correspond with the specific vaccine products and vaccine candidates. Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date.
As at June 30, 2026, no triggering event was identified and no impairment testing procedures were performed. Reductions in sales projections in the IXIARO/IXCHIQ CGU were not considered material enough to significantly impact future cash-flows generated by the CGU.
As of June 30, 2026 the cumulative impairments amounted to €16.1 million, compared to €20.8 million as of December 31, 2025. The main decrease related to a sale of impaired equipment.
The total impairments divide into €2.5 million (December 31, 2025: €2.6 million) for leasehold improvements, €5.6 million (December 31, 2025: €10.1 million) for manufacturing equipment, €3.2 million (December 31, 2025: €3.3 million) for right of use assets, €3.7 million (December 31, 2025: €3.6 million) for acquired R&D costs and €1.2 million (December 31, 2025: €1.2 million) for internal development costs.

Note 10	Inventories
Inventories are stated at the lower of cost and net realizable value. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) at standard costs. The variances between the actual costs and the standard costs are calculated monthly and allocated to the inventory, so there is no difference between actual and

28

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
standard costs. Inventories exclude borrowing costs. Provisions for batches which fail to meet quality requirements and may not be sold (failed batches) are deducted from the value of inventories.

in € thousand	June 30, 2026	December 31, 2025
Raw materials	24,588	25,848
Work in progress	54,443	48,095
Finished goods	16,960	20,206
Purchased goods (third party products)	776	545
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	96,767	94,693
Less: write-down provision	(48,604)	(44,462)
INVENTORIES	48,163	50,232
As of June 30, 2026 the increase in gross amounts of inventories before write-down is primarily related to the increase in work in progress related to IXCHIQ and IXIARO, partially offset by the decrease in the finished goods.
The total write-down provision on inventory amounts to €48.6 million as of June 30, 2026 (December 31, 2025: €44.5 million).

Write-down provisions related to the inventory categories as follows:

in € thousand	June 30, 2026	December 31, 2025
Raw materials	20,167	18,855
Work in progress	23,908	21,478
Finished goods	4,473	4,089
Purchased goods (third party products)	55	40
TOTAL WRITE-DOWN PROVISION	48,604	44,462
As at June 30, 2026, €17.2 million in write-down provisions were attributable to raw-material related to the VLA2001 COVID vaccine (December 31, 2025: €17.2 million).
As at June 30, 2026, the remaining write-down provision in raw materials and work in progress of €26.9 million is based on factors including sales volumes and market demand related to IXIARO, DUKORAL and IXCHIQ vaccines (December 31, 2025: €23.2 million).
As at June 30, 2026 the write down provision for finished goods for IXIARO, DUKORAL and IXCHIQ vaccines based on sales expectations and shelf life of the products amounted to €4.5 million (December 31, 2025: €4.1 million).
The provision for third-party products increased marginally.
IXCHIQ
The increase in the inventory write-down as of June 30, 2026 primarily relates to IXCHIQ. In 2025 the termination of the license agreement with Serum Institute of India (SII) led to a reassessment of the inventory consumption. Furthermore the suspension of the license in the United States during 2025 resulted in lower sales and reduced expected short-term demand. Accordingly, the Group recorded a write-down based on revised forecast market demand and sales expectations, taking into account the volume of work in progress, estimated dose yield, current shelf life, potential shelf-life extension by 12 months through the freezing process, expected orders from Butantan and other partners, and forecast sales over the next five years. Decreased revenue expectations led to a further write-down in the six months ended June 30, 2026. Any further write-downs relating to IXCHIQ will depend on future forecast developments and market conditions.

IXCHIQ related inventory only
in € thousand	June 30, 2026	December 31, 2025
Raw materials	3,052	3,392
Work in progress	26,412	23,351
Finished goods	4,596	3,558
Purchased goods (third party products)	—	—
GROSS AMOUNT OF INVENTORIES BEFORE WRITE-DOWN	34,060	30,301
Less: write-down provision	(28,591)	(21,557)
INVENTORIES IXCHIQ	5,468	8,744

29

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 11	Trade receivables
Trade receivables are initially recognized at fair value. The carrying amount of trade receivables is reduced through an allowance for doubtful accounts. When a trade receivable is considered uncollectible, it is written off against this allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in the statement of profit or loss.

Trade receivables include the following:

in € thousand	June 30, 2026	December 31, 2025
Trade receivables	16,266	27,785
Less: loss allowance of receivables	(4)	(52)
Contract assets	78	80
TRADE RECEIVABLES, NET	16,339	27,813
In 2026 and 2025, no material impairment losses were recognized.
As at June 30, 2026 the amount of trade receivables past due (which is defined as being more than 30 days late) reached €1.5 million (December 31, 2025: €1.5 million).
Due to the short-term nature of the current receivables, their carrying amount is considered to be the same as their fair value.

As at June 30, 2026 trade receivables included €16.3 million (December 31, 2025: €27.8 million) of receivables from contracts with customers.
Trade receivables decreased by €11.5 million compared to December 31, 2025 primarily due to lower sales and improved cash collections.

Note 12	Cash and cash equivalents
Cash includes cash at bank, cash in hand, and deposits held at call with banks. Cash equivalents include short-term bank deposits and medium-term notes with a maximum maturity of three months that can be assigned or sold on very short notice and are subject to insignificant risk of changes in value in response to fluctuations in interest rates.

in € thousand	June 30, 2026	December 31, 2025
Cash at bank	121,526	109,650
CASH AND CASH EQUIVALENTS	121,526	109,650
As at June 30, 2026 and December 31, 2025, the Group had no restricted cash. In 2026, the increase in cash and cash equivalents was due to mainly to the capital increase of €37.0 million.

Note 13	Assets classified as held for sale
Divestment of Nantes Building, France
Following the decision to close the french site of Nantes, Valneva discontinued the on-site operations. Subsequently, Valneva initiated a sale process and identified a buyer for the site. On July 9, 2026, a promise of sale was signed covering the site and certain equipment at a transaction price exceeding their net book value. As of June 30, 2026, management considered the sale of the Nantes site to be highly probable, consequently, as of June 30, 2026, the building and the related equipment, with a total net book value of €1.8 million, have been classified and presented as assets held for sale (December 31, 2025: nil).

Note 14	Equity

30

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
14.1    Share capital and share premium
The following table shows the development of the number of outstanding shares:

	Period ended June 30
Number of shares	2026	2025
OUTSTANDING AS AT JANUARY 1	173,415,423	162,397,202
Share-based compensation exercises	337,675	—
Capital Increase	15,893,817	7,666,666
OUTSTANDING AT HALF YEAR END	189,646,915	170,063,868
During the six months ended June 30, 2026, 15,893,817 new ordinary shares of the Company (the “New Shares”) were issued, resulting in immediate gross proceeds of €37.0 million. Thereof transaction costs of €2.7 million were deducted. Each New Share had one share warrant attached (a “Warrant” and, together with the New Share to which it is attached, defined as an “ABSA”, or Actions à Bons de Souscription d'Actions) at a subscription price of €2.33 per ABSA. If all the Warrants attached to the New Shares are exercised, up to 15,893,817 additional new ordinary shares (the “Warrant Shares”) will be issued by the Company for an amount of approximately €47.0 million.
One warrant entitles its holder to subscribe to one Share of the Company (the “Exercise Ratio”), at an exercise price of €2.96 per ordinary share (the “Exercise Price”). The exercise is possible to the earliest of:
(i) the 30th calendar day following receipt by the Company of the FDA regulatory approval for its investigational 6-valent OspA-based Lyme disease vaccine candidate (LB6V, formerly known as VLA15) and

(ii) the third business day (included) prior to March 31, 2028 (the “Exercise Period”). This due date shall automatically be extended to September 30, 2028, and the Exercise Period prolonged accordingly, if as of March 1, 2028:
(i) the FDA has determined that the application for the FDA regulatory approval was sufficiently complete to permit a substantive review and
(ii) the FDA regulatory approval has not yet been obtained, such maturity date shall automatically be extended to September 30, 2028 and the Exercise Period shall be correspondingly extended.
The Warrants are not listed on a regulated market or multilateral trading facility but are admitted to the operations of Euroclear France SA (ISIN: FR00140188J5). The Warrants were detached from the New Shares upon their issuance.

31

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
14.2    Other reserves

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Warrant reserve	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2026	52,820	(2,563)	(645)	43,224	—	(9,517)	83,318
Currency translation differences	—	(387)	—	—	—	—	(387)
Defined benefit plan actuarial losses	—	7	—	—	—	—	7
Share-based compensation expense	—	—	—	3,363	—	—	3,363
Capital increase with share warrant	—	—	—	—	4,231	—	4,231
BALANCE AS AT JUNE 30, 2026	52,820	(2,943)	(645)	46,586	4,231	(9,517)	90,532

in € thousand	Other regulated reserves	Other comprehensive income	Treasury shares	Capital from Share-based compensation	Warrant reserve	Other revenue reserves	Total
BALANCE AS AT JANUARY 1, 2025	52,820	(3,151)	(645)	33,696	—	(9,517)	73,203
Currency translation differences	—	1,402	—	—	—	—	1,402
Defined benefit plan actuarial gains	—	24	—	—	—	—	24
Share-based compensation expense	—	—	—	4,498	—	—	4,498
Capital increase with share warrant	—	—	—	—	—	—	—
BALANCE AS AT JUNE 30, 2025	52,820	(1,725)	(645)	38,194	—	(9,517)	79,126
Other regulated reserves contain a non-distributable mandatory legal reserve from the merger with Intercell AG.
The Company did not obtain a dividend from its subsidiaries or pay a dividend to its shareholders in 2026 and 2025.

Warrant reserve
The capital increase with share warrant is accounted for as an equity issuance in its entirety. The consideration is allocated between share capital and share premium for the consideration received for issued shares in course of the capital increase, and between a separate warrant reserve within equity for the consideration received for the warrants granted. The allocation of the proceeds received between the share issue and the warrants is based on relative fair value.
The issue price of one ABSA was €2.33 (including €0.15 par value and €2.18 share issue premium). The theoretical value of a Warrant using the Black-Scholes method is €0.30. The proceeds from the ABSA issue amounted to €37.0 million and have been allocated to the share issue and the warrant issue based on their relative stand alone fair values at the commitment and pricing date June 30, 2026. The fair value of the share issue has been determined based on the quoted opening Valneva share price. The fair value of the warrants is based on the Black-Scholes valuation. The key inputs used in the Black-Scholes model were as follows:
◦Commitment and pricing date: April 30, 2026
◦Issue Date: May 5, 2026
◦Underlying: Valneva SE ordinary shares (Euronext Paris: VLA), nominal €0.15
◦Volume: 15,893,817 warrants, exercise ratio 1:1
◦Issue price per ABSA: €2.33 (par value €0.15 + share premium €2.18)
◦3-day VWAP reference: €2.37
◦Volatility : 37.5%
◦Exercise price: €2.96 per share (25% premium to 3-day VWAP)
◦Exercise period: From the Business Day after issuance until the earlier of (i) 30 calendar days after FDA approval of LB6V or (ii) 3 Business Days before March 31, 2028
◦Extended maturity: Automatic extension to September 30, 2028 if the FDA review is ongoing as of March 1, 2028
◦Settlement: Physical delivery of shares (no cash or net-share alternative)

32

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 15	Borrowings
Borrowings are initially recognized at fair value if determinable, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method.
Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.
Borrowings of the Group at period-end include the following:

in € thousand	June 30, 2026	December 31, 2025
NON-CURRENT
Borrowings and other loans	165,631	161,261
CURRENT
Borrowing and other loans	18,428	17,905
TOTAL BORROWINGS	184,060	179,167
As of June 30, 2026 the carrying amount of bank borrowings and other loans was €184.1 million. Of this, €180.1 million (December 31, 2025: €173.4 million) related to the Pharmakon Loan Agreement.
Other borrowings related to the financing of research and development expenses included the CIR (research and development tax credit in France) of €3.1 million (December 31, 2025: €3.1 million) and the CEPI grant in the amount of €0.9 million (December 31, 2025: €2.6 million), which relates to advance payments that are expected to be paid back in the future. As result of the withdrawal of the IXCHIQ license in U.S., two milestones under the CEPI agreement are no longer expected to be met. Acordingly, the outstanding balance associated with these milestones was reduced in the first half of 2026.

The maturity of the borrowings is as follows:

in € thousand	June 30, 2026	December 31, 2025
Between 1 and 3 years	29,581	28,715
Between 3 and 5 years	135,198	131,953
Over 5 years	852	594
NON-CURRENT BORROWINGS	165,631	161,261
Current borrowings	18,428	17,905
TOTAL BORROWINGS	184,060	179,167
The carrying amounts of the Group’s borrowings are denominated in the following currencies:

in € thousand	June 30, 2026	December 31, 2025
Borrowings denominated in EUR	3,144	3,144
Borrowings denominated in USD	180,915	176,022
TOTAL BORROWINGS	184,060	179,167

15.1    Principal loan
On October 6, 2025, Valneva announced a new non-dilutive debt facility of up to $500.0 million with funds managed by Pharmakon Advisors, LP. This new loan supersedes and fully replaces the previous D&O Loan Agreement. The transaction is accounted for as a separate, new financing arrangement and does not meet the criteria for a modification of the existing agreement in accordance with IFRS. The initial $215.0 million tranche was used to fully repay Valneva Austria’s existing debt with D&O including related fees and expenses, while the remaining $285.0 million may be drawn later for future business development opportunities subject to mutual agreement between the parties. The new facility extends Valneva’s debt maturity from Q1 2026 to Q4 2030, lowers its interest rate, and enhances financial flexibility.
As at June 30, 2026, no further tranches have been drawn. The book value of the loan amounts to $205.2 million (€180.1 million). The interest-only period on the initial tranche lasts until the fourth quarter of 2030, and the loan will mature in October 2030. The interest rate on the initial tranche is 9.00%, translating into an effective interest rate of 10.84% as of June 30, 2026. Transaction costs amounting to $11.8 million (€10.1 million) have been deducted from the loan proceeds received in October 2025. Thereof an amount of $0.6 million (€0.5 million) was paid in 2026.
Similar to the D&O Loan Agreement, the loan with Pharmakon is secured by substantially all of Valneva’s assets, including its intellectual property, and is guaranteed by Valneva SE and certain of its subsidiaries, There are no financial covenants attached to the Pharmakon Loan Agreement. The previous D&O Loan Agreement included liquidity and revenue-based covenants, which the Group complied with throughout the period. The Pharmakon Loan Agreement contains only customary affirmative and restrictive covenants. The Pharmakon Loan Agreement is included in the balance sheet item “Borrowings”.

33

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE
The Pharmakon Loan Agreement and the previous D&O Loan Agreement, which the Pharmakon Loan superseded and fully replaced during the fourth quarter of 2025, developed as follows:

in € thousand	June 30, 2026	December 31, 2025
BALANCE AS AT JANUARY 1	173,407	180,841
Proceeds of issue	—	182,979
Transaction costs	—	(10,130)
Principal repayment	—	(170,213)
Accrued interest	9,721	28,403
Payment of interest	(8,505)	(17,558)
Exchange rate difference	5,428	(20,916)
BALANCE AS AT CLOSING DATE	180,052	173,407
Less: non-current portion	(162,833)	(156,710)
CURRENT PORTION	17,218	16,697
15.2    Fair value of borrowings and other loans
The fair value of the borrowings and other loans are calculated by discounting the contractual cash flows with interest rates derived from relevant bond yields and swap rates and adjusted for any further potential risk and liquidity risks related to the nature of each loan. The relevant bond yields were determined by an internal analysis based on Moody’s RiskCalc corporate rating methodology. In the six months ended June 30, 2026, the resulting calculations revealed no material difference between the carrying amount and the fair value.

Note 16	Trade payables and accruals
Trade payables and accruals include the following:

in € thousand	June 30, 2026	December 31, 2025
Trade payables	10,919	9,074
Accrued expenses	11,988	15,466
TOTAL	22,907	24,540
Less non-current portion	—	—
CURRENT PORTION	22,907	24,540
The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature. All trade payables and accruals are current.

Note 17	Contract liabilities
A contract liability has to be recognized when the customer already provided the consideration or part of the consideration before an entity has fulfilled its performance obligation (agreed goods or services which should be delivered or provided) resulting from the “contract”.

Development of contract liabilities is presented in the table below:

in € thousand	June 30, 2026	December 31, 2025
BALANCE AS AT JANUARY 1	432	3,010
Revenue recognition	—	(3,320)
Addition	60	720
Exchange rate differences	(9)	21
BALANCE AS AT CLOSING DATE	482	432
Less non-current portion	—	—
CURRENT PORTION	482	432
At both closing dates June 30, 2026 and December 31, 2025 €0.4 million of the total €0.5 million contract liabilities related to upfront payments for analytical support and drug substance manufacturing on ongoing contracts.
In the year ended December 31, 2025, revenue of €2.5 million was recognized in connection with the license and technology transfer performance obligation under the master collaboration and license agreement with Serum Institute of India (SII) regarding IXCHIQ.

34

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 18	Refund liabilities
A refund liability has to be recognized when the customer already provided a consideration which is expected to be refunded partially or totally. It is measured at the amount the Company has an obligation to repay or amounts which did not meet the criteria for revenue recognition in the past, but there are no remaining goods and services to be provided in the future.

Development of refund liabilities during the period is presented below:

in € thousand	June 30, 2026	December 31, 2025
BALANCE AS AT JANUARY 1	17,498	26,141
Additions	971	4,649
Other releases	(669)	(1,117)
Revenue recognition	(242)	(9,985)
Interest expense capitalized	99	193
Exchange rate difference	217	(2,383)
BALANCE AS AT CLOSING DATE	17,874	17,498
Less non-current portion	(6,783)	(6,684)
CURRENT PORTION	11,091	10,814
As at June 30, 2026, out of the total of €17.9 million, an amount of €9.7 million - all current - (December 31, 2025: €9.0 million) is connected to the Collaboration and License Agreement with Pfizer. In the first half of 2026 additions of €0.4 million were made in connection with the Pfizer Collaboration and License Agreement (December 31, 2025: €3.5 million).
Refund liabilities of €6.8 million (of which €6.8 million is non-current) (December 31, 2025 €6.7 million of which
€6.7 million was non-current) relate to the expected payment to GlaxoSmithKline (GSK) due to the termination of the strategic alliance agreements (SAA) in 2019.
The remaining amount of €1.2 million out of the total of €17.9 million relates to refund liabilities mainly due to statistical return provision and rebates as at June 30, 2026 (December 31, 2025: €1.8 million).

35

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 19	Provisions
19.1    Other provisions

in € thousand	June 30, 2026	December 31, 2025
Non-current	560	694
Current	14,144	6,010
PROVISIONS	14,704	6,705
The position comprises €5.2 million from a provision for expected legal and settlement costs under a court proceeding related to the Intercell AG/Vivalis SA merger (December 31, 2025: €5.2 million). During the first half year of 2026 the Group recorded an additional onerous contract provision of €6.6 million in relation to external manufacturing commitments for IXCHIQ. Furthermore, following a downward revision of the expected IXCHIQ, sales volumes, the Group recognized a provision of €1.7 million related to packaging commitments for IXCHIQ doses that are no longer expected to be utilized.

36

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 20	Cash flow information
Cash generated/(used) in operations
The following table shows the adjustments to reconcile profit/(loss) to cash generated/(used) from operations:

	Six months ended June 30,
in € thousand	2026	2025
PROFIT/(LOSS) FOR THE PERIOD	(63,276)	(20,818)

Adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations:
Depreciation and amortization	10,058	10,811
Write-off / impairment fixed assets/intangibles	(314)	—
Share-based compensation expense	3,356	4,500
Income tax expense/(income)	258	1,251
(Profit)/loss from disposal of property, plant, equipment and intangible assets	14	230
(Gain)/loss from MMF investments	(873)	(38)
Provision for employer contribution costs on share-based compensation plans	(891)	113
Other non-cash (income)/expense	3,679	(9,645)
Interest income	(187)	(1,028)
Interest expense	10,291	11,585
Total adjustments to reconcile profit/(loss) for the period to cash generated from/(used in) operations	25,391	17,780

CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES (EXCLUDING THE EFFECTS OF ACQUISITION AND CONSOLIDATION):
Other non-current assets	44	(591)
Long term refund liabilities	—	96
Other non-current liabilities and provisions	2,006	951
TOTAL CHANGES IN NON-CURRENT OPERATING ASSETS AND LIABILITIES	2,050	456

CHANGES IN WORKING CAPITAL (EXCLUDING THE EFFECTS OF ACQUISITION AND EXCHANGE RATE DIFFERENCES ON CONSOLIDATION):
Inventory	1,951	(10,491)
Trade and other receivables	11,316	13,978
Contract liabilities	60	(2,500)
Refund liabilities	268	155
Trade and other payables and provisions	8,507	(8,930)
Total changes in working capital	22,102	(7,788)
CASH GENERATED/(USED) IN OPERATIONS	(13,734)	(10,369)

37

Unaudited interim condensed consolidated financial statements as at June 30, 2026
Valneva SE

Note 21	Related-party transactions
In the six months ended June 30, 2026, there have not been significant changes to related parties or in the key management personnel.
Bpifrance (Maisons-Alfort - France) continues to be considered as a related party due to its significant influence through material transactions.
Rendering of services
Valneva has borrowed amounts amounting to 80% of French Tax Authorities receivables relating to Research
Tax Credits for 2022, 2023 and 2024 from Bpifrance. The total amount borrowed from Bpifrance is €3.1 million on which Valneva pays interest.
Key management compensation
In the six months ended June 30, 2026, the aggregate compensation of key management amounted to €2.5 million (in the six months ended June 30, 2025: €4.2 million) and represents mostly salaries and share based payment expenses.

Note 22	Events after the reporting period
Subsequent to the reporting date and up to the date of authorization for the issuance of the financial statements, no events have occurred that require adjustment to, or disclosure in, the financial statements, other than those already described in other notes.

38

A EUROPEAN COMPANY (SOCIETAS
EUROPAEA) WITH A BOARD OF DIRECTORS
Registered Office;
Îlot Saint-Joseph, Bureaux Convergence, Bât. A,
12 ter Quai Perrache, 69002 Lyon (France)
Lyon Trade and Companies Registry (R.C.S.)
No. 422 497 560